SMARTHEAT INC.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

September 5, 2014

VIA EMAIL
Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc.
Amendment No.1 to Preliminary Proxy Statement on Schedule 14A
Filed August 18, 2014
File No. 001-34246

Dear Ms. Long:

In connection with our response to the Staff’s Comment No.1 in the letter to SmartHeat Inc. (the “Company”) dated September 3, 2014, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

   /s/ Oliver Bialowons
Oliver Bialowons
President